Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario
M5B 2C3

2.	Date of Material Change

November 19, 2013

3.	News Release

News releases were issued by Sears Canada Inc. on November 19, 2013 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (www.sedar.com) and on the U.S. Securities Exchange Commission website (www.sec.gov).

4.	Summary of Material Change

On November 19, 2013, Sears Canada Inc. (the “Company”) announced that its Board of Directors declared that an extraordinary cash dividend of $5.00 per share on all common shares of the Company, or approximately $509.4 million, be paid on December 6, 2013 to shareholders of record as at the close of business on December 2, 2013. In a separate press release issued on November 19, 2013, the Company informed current and prospective shareholders that the extraordinary dividend will be subject to the “Due Bill” trading requirements mandated by the Toronto Stock Exchange.

5.	Full Description of Material Change

See the attached news releases.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer of Sears Canada Inc. who is knowledgeable about this material change is:

Klaudio Leshnjani
Executive Vice-President, Chief Operating Officer and General Counsel
Telephone: (416) 941-4413

DATED at Toronto, Ontario, this 21st day of November, 2013.

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Extraordinary Dividend

TORONTO - November 19, 2013 - Sears Canada Inc. (TSX: SCC) announced today that its Board of Directors declared that an extraordinary cash dividend of $5.00 per share on all Common Shares of the Company, or approximately $509 million, in the aggregate, will be paid on December 6, 2013 to shareholders of record as at the close of business on December 2, 2013.

As announced on November 11, 2013, the Company expects the sale of its interest in certain joint venture properties for $315 million to Montez Income Properties Corporation to close on January 8, 2014. When and if the transaction closes, the Board of Directors will make a determination whether an additional distribution to shareholders is appropriate.

Sears Canada hereby notifies shareholders that it designates the full amount of the dividend to be paid on the common shares to be an “eligible dividend” as defined in subsection 89(1) of the Income Tax Act (Canada), and in any similar provincial and territorial tax legislation.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 241 hometown dealer stores, over 1,400 catalogue merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented with respect to the declaration of a dividend is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangement interests; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release and in the Company’s 2012 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Informs Shareholders of Due Bill Trading Requirements for Extraordinary Dividend

TORONTO - November 19, 2013 - Sears Canada Inc. (TSX: SCC) is informing current and prospective shareholders of the “Due Bill” trading requirements in relation to the Extraordinary Dividend of $5.00 per share announced earlier today.

With reference to the Company's announcement earlier today of the declaration of an extraordinary cash dividend of $5.00 per share (the "Extraordinary Dividend") to be paid on December 6, 2013 (“Payment Date”) to shareholders of record as at the close of business on December 2, 2013 (the “Record Date”), the Extraordinary Dividend will be subject to the “Due Bill” trading requirements mandated by the Toronto Stock Exchange. Because the amount of the Extraordinary Dividend represents a distribution of greater than 25% of the stock price of the Company on the declaration date, the Toronto Stock Exchange has required that the common shares shall trade on a “Due Bill” basis from November 28, 2013 until the close of trading on the Payment Date. This means that sellers of common shares in trades settled after the Record Date and entered into on or before the Payment Date shall also sell their entitlement to the Extraordinary Dividend to the respective purchasers of such common shares. The common shares will commence trading on an ex-distribution basis (i.e. without an attached “Due Bill” entitlement to the Extraordinary Dividend) from the opening of trading on December 9, 2013 (i.e. the next trading day after the Payment Date).

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 241 hometown dealer stores, over 1,400 catalogue merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented with respect to the “Due Bill” trading requirements is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangement interests; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release and in the Company’s 2012 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.